SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)*

                         CROWN CORK & SEAL COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $5.00 per share
                     ---------------------------------------
                             ("Crown Common Stock")
                             ----------------------
                         (Title of Class of Securities)

                              Common Stock: 228 255
                              ---------------------
                                 (CUSIP Number)

Michel Renault                                       Copy to: Allan M. Chapin
General Counsel                                      Sullivan & Cromwell
Compagnie Generale d'Industrie                       125 Broad Street
  et de Participations                               New York, N.Y. 10004
89 rue Taitbout                                      (212) 558-4000
75009 Paris, France
(011) 331-4285-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 23, 1999
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  (Page 1 of 8)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Compagnie Generale d'Industrie et de Participations
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [  ]
                                                                     (b) [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS                                       Not applicable

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   France
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
  NUMBER OF                   0 shares of Crown Common Stock
   SHARES
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY            8.     SHARED VOTING POWER
    EACH                      0 shares of Crown Common Stock
 REPORTING
   PERSON             ----------------------------------------------------------
    WITH              9.     SOLE DISPOSITIVE POWER
                              0 shares of Crown Common Stock

                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                              0 shares of Crown Common Stock

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON               0 shares of Crown Common Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0% of Crown Common Stock
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                   CO; HC




                                  (Page 2 of 8)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Marine-Wendel
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [  ]
                                                                     (b) [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS                                       Not applicable

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   France
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
  NUMBER OF                   0 shares of Crown Common Stock
   SHARES
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY            8.     SHARED VOTING POWER
    EACH                      0 shares of Crown Common Stock
 REPORTING
   PERSON             ----------------------------------------------------------
    WITH              9.     SOLE DISPOSITIVE POWER
                              0 shares of Crown Common Stock

                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                              0 shares of Crown Common Stock

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON               0 shares of Crown Common Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0% of Crown Common Stock
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                   CO; HC




                                  (Page 3 of 8)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Wendel-Participations
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [  ]
                                                                     (b) [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS                                       Not applicable

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   France
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
  NUMBER OF                   0 shares of Crown Common Stock
   SHARES
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY            8.     SHARED VOTING POWER
    EACH                      0 shares of Crown Common Stock
 REPORTING
   PERSON             ----------------------------------------------------------
    WITH              9.     SOLE DISPOSITIVE POWER
                              0 shares of Crown Common Stock

                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                              0 shares of Crown Common Stock

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON               0 shares of Crown Common Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0% of Crown Common Stock
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                   CO; HC


                                  (Page 4 of 8)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Societe de Gerance de Valeurs Mobilieres
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [  ]
                                                                     (b) [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS                                       Not applicable

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   France
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
  NUMBER OF                   0 shares of Crown Common Stock
   SHARES
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY            8.     SHARED VOTING POWER
    EACH                      0 shares of Crown Common Stock
 REPORTING
   PERSON             ----------------------------------------------------------
    WITH              9.     SOLE DISPOSITIVE POWER
                              0 shares of Crown Common Stock

                      ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                              0 shares of Crown Common Stock

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON               0 shares of Crown Common Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0% of Crown Common Stock
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                   CO; HC


                                  (Page 5 of 8)

         This Amendment No. 7, dated March 1, 1999, amends the Schedule 13D, dated February 15, 1996, as amended and supplemented by Amendments Nos. 1, 2, 3, 4, 5 and 6 thereto, dated September 26, 1996, October 24, 1996, October 30, 1996, February 5, 1998, March 2, 1998 and July 24, 1998 respectively (collectively, the "Schedule 13D"), filed on behalf of Compagnie Generale d'Industrie et de Participations ("CGIP"), Marine-Wendel ("Marine-Wendel"), Wendel-Participations ("Wendel-Participations") and Societe de Gerance de Valeurs Mobilieres ("SGVM") (collectively, the "Reporting Persons"), by adding the following additional information:

Item 4. Purpose of Transaction

The following is hereby added after the last paragraph of Item 4:

         Pursuant to the Share Swap Transaction, CGIP exercised its right to elect to terminate the Share Swap Transaction on February 23, 1999 with Morgan Guaranty Trust Company of New York ("Morgan") and sold all of its remaining 6,599,577 shares of Crown Common Stock to Morgan at (Euro)168,539,822.71, the Euro equivalent of the then prevailing market price at the close of trading on the New York Stock Exchange.

Item 5. Interest in Securities of the Issuer

The following is hereby added after the last paragraph of Item 5:

         Pursuant to the Share Swap Transaction, CGIP exercised its right to elect to terminate the Share Swap Transaction on February 23, 1999 and sold all of its remaining 6,599,577 shares of Crown Common Stock to Morgan at
(Euro)168,539,822.71, the Euro equivalent of the then prevailing market price at the close of trading on the New York Stock Exchange.

         As of February 23, 1999, CGIP owns 0 shares of Crown Common Stock (representing 0% of the 122,337,398 shares of Crown Common Stock outstanding as of October 31, 1998).

         On February 26, 1999, the Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Crown Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The following is hereby added after the last paragraph of Item 6:

         Pursuant to the Share Swap Transaction, CGIP exercised its right to elect to terminate the Share Swap Transaction on February 23, 1999 and sold all of its remaining 6,599,577 shares of Crown Common Stock to Morgan at
(Euro)168,539,822.71, the Euro equivalent of the market price at the close of trading on the New York Stock Exchange on February 23, 1999. The

                                  (Page 6 of 8)

Share Swap Transaction was terminated on February 26, 1999 upon:

         (a) Morgan's payment in accordance with the Share Swap Transaction to CGIP of (Euro)108,463,165.39, representing the difference between
(Euro)276,305,730.59 (the Euro equivalent of 1,812,446,781 French francs) and
(Euro)168,539,822.71 (the Euro equivalent of the market price at the close of trading on the New York Stock Exchange on February 23, 1999 of the 6,599,577 shares of Crown Common Stock), plus an interest payment of (Euro)697,257.51 to CGIP; and

         (b) CGIP's payment to Morgan of the final Dividend Amount (as defined in the Share Swap Transaction) of $1,649,894.25 (representing 6,599,577 shares of Crown Common Stock x $0.25).


                                  (Page 7 of 8)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 1999


         Compagnie Generale d'Industrie et de Participations

         By:
                  /s/ Ernest-Antoine SEILLIERE
                  ------------------------------
                  Name: Ernest-Antoine SEILLIERE
                  Title: Chairman and CEO



         Marine-Wendel

         By:
                  /s/ Ernest-Antoine SEILLIERE
                  ------------------------------
                  Name: Ernest-Antoine SEILLIERE
                  Title: Chairman and CEO


         Wendel-Participations

         By:
                  /s/ Louis-Amedee de MOUSTIER
                  ------------------------------
                  Name: Louis-Amedee de MOUSTIER
                  Title: Managing Director


         Societe de Gerance de Valeurs Mobilieres

         By:
                  /s/ Louis-Amedee de MOUSTIER
                  ------------------------------
                  Name: Louis-Amedee de MOUSTIER
                  Title: Chairman and CEO





                                  (Page 8 of 8)